Filed by Terra Networks, S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Subject Company: Lycos, Inc.
                                                  Commission File No. 000-27830


     Telefonica will acquire from Bertelsmann all of the stock of media Ways GmbH Internet -- Services. Telefonica and Bertelsmann are negotiating the final documentation relating to the purchase. Media Ways is an indirect subsidiary of Bertelsmann with one of the three largest IP networks in Germany, providing telecommunications serivces to support Internet communications.

     The joint venture and announced arrangements and the $1 billion strategic alliance entered into with Bertelsmann at the time of the acquisition agreement between Terra and Lycos include the following details:

     Terra Lycos and Bertelsmann will negotiate a joint venture (25%, 75%) that will sell books and media products through websites in Spain, Portugal and Latin America under the BOL name. Bertelsmann has agreed that its sales in these regions of Spanish and Portuguese language products in physical form through websites will be made primarily through the joint venture.

     The Terra Lycos strategic alliance agreements provide Terra Lycos with revenues of $1 billion over five years, with Bertelsmann being obligation to pay $325 million to Terra Lycos for services during the first two years. In years three to five, Bertelsmann will purchase up to to an additional $675 million in services. Taking into account the joint projects to be developed between Telefonica and Bertelsmann, Telefonica has agreed to purchase any portion of these services that Bertelsmann does not purchase.

     These materials contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including, but not limited to information regarding strategic partnerships or joint ventures. Forward- looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions.

     The forward-looking statements included in these materials are based on current expectations, but actual results may differ materially from anticipated future results due to various factors, many of which are beyond the control of Terra Networks. Certain factors which could cause the actual individual and combined results of Terra Lycos to differ materially from the expected results include, among others, the risk that Terra Networks' and Lycos' businesses will not be integrated successfully, costs related to the merger, failure of Terra Networks or Lycos stockholders to approve the merger, inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers.

     For a discussion of these and other factors which may have a material impact upon the individual and combined financial condition, results of operation and liquidity of Terra Networks and Lycos, see (1) the Risk Factors section of Terra Networks' F-1 filings with the SEC, including the Risk Factors section of Terra Networks' F-1 filing that became effective in November 1999, and (2) Lycos' filings with the SEC, including the section titled "Factors Affecting the Company's Business, Operating Results and Financial Condition" of the Management's Discussion and Analysis in its Form 10-K for the year ended July 31, 1999 and the Risk Factors section of Lycos' S-3 filing that became effective in March 2000.

     WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT TERRA NETWORKS AND LYCOS HAVE FILED AND WILL FILE WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

     Investors will be able to obtain copies of the registration statements and other documents from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, Telephone (202) 942-8090, Fax (202) 628-9001, E-mail:
publicinfo@sec.gov. In addition, documents (excluding any exhibits) filed with the SEC by Terra Networks will be available free of charge from Terra Networks. READ THE PROXY STATEMENT/PROSPECTUSES CAREFULLY BEFORE MAKING A DECISION REGARDING THE SHARE EXCHANGE.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.